FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August 2002

                ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA


                            Rua Sete de Setembro, 362
                    Vitoria, Espirito Santo, Brazil 29015-000
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F. Form 20-F    X    Form 40-F
                                               -----              -----


Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                    Yes              No  X
                       -----           -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this current report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA
                                                            (Registrant)


Date: August 22, 2002                       By: /s/ Sergio Pereira Pires
                                                --------------------------------
                                            Name:   Sergio Pereira Pires
                                            Title:  Chief Financial Officer

                                  EXHIBIT INDEX
                                  -------------


1. Condensed Consolidated Financial Information of the Company at June 30, 2002 and 2001 and Report of Independent Accountants, dated August 14, 2002.

                                    EXHIBIT 1

[ESCELSA LOGO]                QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2002
--------------------------------------------------------------------------------
(Convenience Translation into English from the Original Previously Issued in Portuguese)

ACCOUNTANTS' REVIEW REPORT

To the board of Directors and Shareholders of Espirito Santo Centrais Eletricas S.A. - ESCELSA
Vitoria - ES

1. We have performed a special review of the Quarterly Information (ITR) of Espirito Santo Centrais Eletricas S.A. - ESCELSA and subsidiaries (parent company and consolidated) for the quarter and the semester ended June 30, 2002, prepared under the responsibility of the Company's management, in accordance with accounting practices established by the Brazilian Corporate Law, comprising the balance sheets, the related statements of income and the reports on performance.

2. Our review was performed in accordance with standards established by the Brazilian Institute of Independent Auditors - IBRACON, in conjunction with the Federal Accounting Council, and consisted principally of: (a) inquiries and discussions with the Company's management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, as to the criteria adopted in preparing Quarterly Information; and (b) a review of the information and subsequent events that had or could have material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our review, we are not aware of any material modifications that should be made to the Quarterly Information referred to in paragraph 1 in order for it to be in accordance with the accounting practices established by the Brazilian Corporate Law and the standards issued by the Brazilian Securities and Exchange Commission specifically applicable to the preparation of Quarterly Information.

4. Previously, we reviewed the balance sheets (parent company and consolidated) related to March 31, 2002, and issued our accountants' review report dated May 14, 2002, containing an emphasis paragraph related to the matter mentioned in paragraph 5. The statements of income (parent company and consolidated) for the quarter and the semester ended June 30, 2001, presented for comparative purposes, were reviewed by other independent auditors, who issued their accountants' review report thereon dated July 27, 2001 containing an emphasis paragraph related to the assets and liabilities relating to the sales and purchases of electric power in the Electric Power Wholesale Market
         (MAE), which amounts were recorded based on preliminary information released by the Electric Power Wholesale Market Services Administrator
         - ASMAE.

5. On December 21, 2000 Provisional Measure (Executive Order) no. 14 was issued, and converted into Federal Law no. 10.438 on April 26, 2002, providing, amongst other matters, for the reestablishment of the financial-economic equilibrium of the electric power distribution companies, as guaranteed in the concession agreements. The detailed information and the effects of this Law on the financial position and the results of the operations are disclosed in Notes 5 and 7 to the quarterly information. The amounts of this recovery will be realized through extraordinary tariff increases. These amounts are in process of approval by the National Electric Energy Agency - ANEEL.

6. As mentioned in Notes 5 and 12 to the quarterly information, the Company has recorded, as of June 30, 2002, in current assets, accounts receivable in the amount of R$37,288 thousand (R$65,016 thousand consolidated) and, in current liabilities, accounts payable in the amount of R$22,794 thousand (R$35,073 thousand consolidated), relating to electric power sales and purchases operations conducted in the Electric Power Wholesale Market - MAE, based on preliminary information released by MAE and/or based on management estimates. These amounts, related to the period from September 1, 2000 to June 30, 2002, are pending of approval from MAE and subsequent settlement.

August 14, 2002


/s/  Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU                                 Celso de Almeida Moraes
Auditores Independentes                                  Contador
CRC-SP 11.609-S/RJ                                       CRC-SP 124.669-S/ES

--------------------------------------------------------------------------------

[ESCELSA LOGO]                QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2002
--------------------------------------------------------------------------------
(Convenience Translation into English from the Original Previously Issued in Portuguese)


                         SECOND QUARTER 2002 HIGHLIGHTS

Electric energy sales in the first half of 2002 totalized 3,058,198 MWh, 11.5% lower than the 3,460,819 MWh sold in the same period in 2001. This decrease demonstrates that even with the end energy rationing in Brazil, consumption levels are recovering slowly, mainly among residential customers that adopted new usage habits that effectively reduced consumption

As per the General Agreement for the Electric Energy Sector as well as criteria established in ANEEL Resolutions 031 and 078 of 01/24/2002 and 02/07/2002, respectively, ESCELSA recognized revenue of R$ 209,640 thousand related to 2001 and R$ 25,921 thousand related to 2002 - a total of R$ 235,561 thousand - as extraordinary tariff adjustments (Regulatory Asset). These amounts are subject to approval by ANEEL, which is expected by August 31, 2002.

Based on newly available information, ESCELSA recalculated losses incurred during rationing, resulting in a cross-entry to revert operating revenue of R$33,218 thousand. The regulatory asset position on June 30, 2002 was follows:

--------------------------------------------------------------------------------
                                     Operating   Financial  PIS AND  Current and
                                      Revenue     Revenue   COFINS   Non-current
                                                             TAXES     asset
                                                                     recognition
--------------------------------------------------------------------------------
Losses recognized on 12/31/2001        209,640              2,980      212,620
Losses in January and February
   2002                                 25,921                          25,921
Indexation by SELIC                                10,858               10,858
Adjustment to losses                   (33,218)                        (33,218)
Recovered by rate adjustments                                          (22,470)
Pis and Cofins taxes                                          357          357
--------------------------------------------------------------------------------
TOTAL                                  202,343     10,858   3,337      194,068
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

[ESCELSA LOGO]                QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2002
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
ESCELSA' s  NUMBERS
---------------------------------------------------------------------------------------------------------------------------
                                                                  PARENT COMPANY                       CONSOLIDATED
                                                            ---------------------------------------------------------------
                                                                                      First Half
                                                            ---------------------------------------------------------------
                                                              2002             2001               2002              2001
---------------------------------------------------------------------------------------------------------------------------
FINANCIAL INFORMATION (thousands of reais)

 Gross operating revenues                                    521,267           489,617           776,263           750,654
 Net operating revenues                                      371,345           351,582           566,826           553,817
 Operating income                                             24,900            10,764            28,294            31,714
 Loss for the period                                        (174,368)          (92,225)         (174,368)          (92,225)
 EBITDA                                                       53,243            38,252            88,206            84,806
 Adjusted EBITDA (2)                                         114,207           113,129           180,361           171,726
 Total assets                                              2,633,001         2,513,403         3,561,715         2,941,420
 Shareholders' equity                                        559,437           683,693
 Number of shares                                          4,550,833         4,550,833
 Book value per thousand shares (in Reais)                    122.93            150,23
 Common stock price per thousand shares
   at half-year end (in Reais)                                 72.89             94.97
 Market capitalization                                       331,710           432,193

INDICATORS

 Operating margin (%)                                           6.71              3.06              4.99              5.73
 EBITDA margin (%)                                             14.34             10.88             15.56             15.31
 Energy losses (%) (1)                                         11.71              9.59
 DEC - Equivalent outage duration per
   customer (hours)(*) (1)                                     14.99             14.57
 FEC - Equivalent outage frequency per
   customer (times)(*) (1)                                     11.23             12.17
 TMA - Average service response time
   (minutes)(*) (1)                                              109               108
 Number of customers per employee(*)                             678               603               634               576

MARKET

 Maximum demand - MWh/h(*)                                   1,077.5           1,138.1
 Energy sales - MWh(*)                                     3,058,198         3,456,347         4,409,683         4,943,438
 Number of customers(*)                                      939,961           878,574         1,528,457         1,429,093
 Average tariff to final customers -
   R$/MWh(*) (3)                                              132.97            108.41
 Average cost of energy bought -
   R$/MWh(*) (3)                                               78.25             66.79

HUMAN RESOURCES

 Number of employees(*)                                        1,386             1,456             2,410             2,515
 Number of trainees(*)                                            87                85               108               108
 Personnel expenses (thousands of reais)                      29,699            31,595            54,269            54,123

 Notes:
 (1) Period of 12 months
 (2) Ebitda + Financial revenues + Non-operating income (losses)
 (3) Period of 6 months
---------------------------------------------------------------------------------------------------------------------------

(*) Non revised by Independent Accountants

--------------------------------------------------------------------------------

[ESCELSA LOGO]                QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2002
--------------------------------------------------------------------------------


MARKET PERFORMANCE

ENERGY REQUIREMENTS

Energy required for the first half of 2002 totalized 3,537,726 MWh, representing a decrease of 7.0% when compared to 3,805,237 MWh in the same period last year.

In order to satisfy market demand, the Company generated 588,481 MWh and purchased 1,954,134 MWh from Furnas and Rosal, 864,033 MWh from Itaipu and 51,640 from other companies. In addition, 79,438 MWh, generated by self-producers was transported on ESCELSA's system.

The maximum demand during the first half of 2002 was 1,077.5 MWh/h, compared to 1,138.1 MWh/h in the same period last year

Sources (*)                                                         Uses(*)
------------------------------    -------------    -----------------------------
Self Generation                                    Wholesale
                          16.6%                                             4.3%
588,481 MWh                                        151,091 MWh
------------------------------                     -----------------------------

------------------------------                     -----------------------------
Purchased from FURNAS                              Retail
and Rosal                 55.2%                                            82.2%
1,954,134 MWh                                      2,907,107 MWh
------------------------------                     -----------------------------

------------------------------                     -----------------------------
Purchase from ITAIPU                ENERGY         Losses and differences
                          24.4%   REQUIREMENTS                             11.2%
864,033 MWh                        3,537,726 MWh    400,090 MWh
------------------------------                     -----------------------------

------------------------------                     -----------------------------
Purchase from OTHER                                Transport of Energy
                           1.5%                                             2.3%
51,640 MWh                                         79,438 MWh
------------------------------                     -----------------------------

------------------------------
Transport of Energy
                          2.3%
79,438 MWh
------------------------------    -------------
(*) Not reviewed by independent auditors

ENERGY SOLD

Energy sold totalized 3,058,198 MWh during the first half of 2002, representing a decrease of 11.5% when compared 3,460,819 MWh in the same period last year.

The reduction in sales was a result of the Energy Rationing Plan, implemented on June 4, 2001, which caused a reduction in sales in all consumer segments, particularly in the residential segment.

Energy sales per consumer segment was as follows (not reviewed by independent auditors):

----------------------------------------------------------------------------------------------------------------------------
                                                                           MWh
----------------------------------------------------------------------------------------------------------------------------
                                              PARENT COMPANY                                          CONSOLIDATED
                             -----------------------------------------------------------------------------------------------
                                      First Half                                        First Half
                             ----------------------------        % Change       -----------------------------     % Change
                                2002              2001                             2002               2001
----------------------------------------------------------------------------------------------------------------------------
Retail:
Residential                    574,031            733,424         (21.7)        1,001,615          1,240,230        (19.2)
Industrial                   1,533,620          1,651,913          (7.2)        1,857,634          1,967,589         (5.6)
Commercial                     421,911            462,154          (8.7)          685,516            761,631        (10.0)
Rural                          150,010            199,753         (24.9)          285,983            337,065        (15.2)
Other                          227,535            253,865         (10.4)          415,183            469,322        (11.5)
----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                       4

[ESCELSA LOGO]                QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2002
--------------------------------------------------------------------------------

                             2,907,107          3,301,109         (11.9)        4,245,931          4,775,837        (11.1)
Wholesale                      151,091            155,238          (2.7)          163,752            167,601         (2.3)
----------------------------------------------------------------------------------------------------------------------------
TOTAL                        3,058,198          3,456,347         (11.5)        4,409,683          4,943,438        (10.8)
----------------------------------------------------------------------------------------------------------------------------

CUSTOMER PROFILES

The customer breakdown in terms of sales volume and revenue changed significantly among the residential and industrial segments, due mainly to the effects of rationing.
In calculating the breakdown of energy sold, the impacts from the regulatory asset and short-term sales were not considered.

--------------------------------------------------------------------------------
                                               PARENT COMPANY
                             ---------------------------------------------------
                                First Half of 2002          First Half of 2001
                             ---------------------------------------------------
                              As a % of    As a % of     As a % of    As a % of
                             Sales Volume   Revenues    Sales Volume   Revenues
--------------------------------------------------------------------------------
Retail:
Residential                     18.77        32.37        21.19        36.32
Industrial                      50.15        36.01        47.73        33.45
Commercial                      13.80        18.41        13.35        17.17
Rural                            4.91         3.96         5.77         4.51
Other                            7.44         7.05         7.34         6.67
--------------------------------------------------------------------------------
                                95.06        97.81        95.39        98.12
Wholesale                        4.94         2.19         4.61         1.88
--------------------------------------------------------------------------------
Total                          100.00       100.00       100.00       100.00
--------------------------------------------------------------------------------
(*) Not reviewed by independent auditors

NUMBER OF CUSTOMERS

The number of customers on June 30, 2002 totaled 939,961, an increase of 7.0% compared to the same period last year.(*)

During the first six months of 2002, 17,382 customers were connected.

----------------------------------------------------------------------------------------------------------------------------
                                              PARENT COMPANY                                     CONSOLIDATED
                             -----------------------------------------------------------------------------------------------
                                       June 30,                                          June 30,
                             ----------------------------        % Change       -----------------------------     % Change
                                2002              2001                             2002               2001
----------------------------------------------------------------------------------------------------------------------------
Retail:
     Residential               745,613           700,694            6.4         1,229,147         1,156,117          6.3
     Industrial                 11,035            10,581            4.3            15,727            15,214          3.4
     Commercial                 83,298            76,698            8.6           134,904           124,842          8.1
     Rural                      91,057            82,057           11.0           133,449           118,381         12.7
     Other                       8,956             8,542            4.8            15,225            14,534          4.8
----------------------------------------------------------------------------------------------------------------------------
                               939,959           878,572            7.0         1,528,452         1,429,088          7.0
Wholesale                            2                 2            -                   5                 5          -
----------------------------------------------------------------------------------------------------------------------------
Total (*)                      939,961           878,574            7.0         1,528,457         1,429,093          7.0
----------------------------------------------------------------------------------------------------------------------------

(*) Not reviewed by independent auditors

AVERAGE TARIFF

The average tariff charged to retail customers in June 2002 was R$ 128.92/MWh, while the wholesale rate to other distributors was R$ 69.24/MWh, resulting in an overall average tariff of R$ 126.09/MWh, an increase of 14.9%, compared to the same period last year.
The average tariffs per segment are as follows: (*)

---------------------------------------------------------------------------------------------------------------
                                                                                                         R$/MWh
                             ----------------------------------------------------------------------------------
                                                                PARENT COMPANY
                             ----------------------------------------------------------------------------------
                              JUN-2002       JUN-2001       % Change       1H 2002        1H 2001      % Change
                             ----------------------------------------------------------------------------------
Retail:
     Residential               206.35         181.59          13.6          216.67         181.38        19.5
     Industrial                 91.87          78.10          17.6           91.97          72.89        26.5
---------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

[ESCELSA LOGO]                QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2002
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
     Commercial                172.85         135.56          27.5          171.08         134.62        27.1
     Rural                     128.97         106.16          21.5          128.88         103.80        24.2
     Other                     129.74         103.44          25.4          129.69         102.05        27.1
---------------------------------------------------------------------------------------------------------------
                               128.92         110.55          16.6          132.97         108.41        22.7
Wholesale                       69.24          60.99          13.5           67.47          62.45         8.0
---------------------------------------------------------------------------------------------------------------
Average Tariff (*)             126.09         109.75          14.9          129.73         108.03        20.1
---------------------------------------------------------------------------------------------------------------

(*) Not reviewed by independent auditors.

QUALITY OF SERVICE RENDERED

The main indicators used by the energy sector to measure the quality of service rendered showed the following performance:

        Average Service Response Time - TMA is an indicator that measures the average time between a complaint of interruption in energy and the re-establishment.

        For the 12-month period ended June 30, 2002, TMA was 109 (*) minutes compared to 108(*) minutes for the same period in the previous year, an increase of 1.0%(*).

        Equivalent Outage Duration per Customer - DEC measures the average number of hours that each customer remains without the supply of energy.

        For the 12-month period ended June 30, 2002, DEC was 14.99(*) hours, compared to 14.57(*) hours in the previous year, an improvement of 2.9%(*).

        Equivalent Outage Frequency per Customer - FEC indicates the average number of interruptions in energy service per customer.

        For the period ended June 30, 2002, FEC was 11.23(*) compared to 12.17(*) for the same period the previous year, an improvement of 7.7%(*).


(*) Not reviewed by independent auditors.

ENERGY LOSSES

Energy losses increased from 9,59% in the twelve-month period ended June 30,2002 to 11,71% in the same period this year. This increasing is due to the energy rationing, as the reduction in sales was not necessarily followed by a reduction in energy losses, especially commercial losses. Since the end of the rationing (March, 2002) losses have been decreasing.


FINANCIAL PERFORMANCE

INCOME FROM OPERATIONS

Income from operations in the first half of 2002 totalized R$ 24,900 thousand, compared of R$ 10,764 thousand in the same period last year and resulted in an EBITDA of R$ 53,243 thousand, equal to an EBITDA margin of 14.34%. The items that make up service income showed the following performance:

OPERATING REVENUES

Gross operating revenues in the first half of 2002 totaled R$ 521,267 thousand, an increase of 6.5% when compared to the same period last year. The revenue from the retail sector was R$ 480,787 thousand, an increase of 1.7% compared to the same period in 2001.

The increase in the wholesale revenue in the first half of 2002, compared to the same period last year was due to the short-term supply sales of excess energy.

The increase in other revenues is due to the new breakdown in revenues as per the new sector model, as well as to the growth in the utilization of the distribution system by customers.
--------------------------------------------------------------------------------

[ESCELSA LOGO]                QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2002
--------------------------------------------------------------------------------

Net operating revenues in the first quarter of 2002 totaled R$371,345 thousand, 5.6% higher than the same period in 2001.

--------------------------------------------------------------------------------
                                                 thousands of reais
                                  ----------------------------------------------
                                     PARENT COMPANY            CONSOLIDATED
                                  ----------------------------------------------
                                                    First Half
                                  ----------------------------------------------
                                     2002        2001        2002        2001
                                  ----------------------------------------------
Retail:
Residential                         161,580     176,067     264,078     283,308
Industrial                          179,755     162,128     221,748     197,163
Commercial                           91,902      83,232     148,580     138,012
Rural                                19,774      21,844      37,353      37,958
Other                                35,201      32,319      62,631      59,418
Unbilled revenues                      (128)     (3,089)      1,932      (3,810)
Regulatory assets                    (7,297)          -       8,991           -
                                  ----------------------------------------------
                                    480,787     472,501     745,313     712,049
                                  ==============================================
Wholesale:
Other distributors                   10,951       9,128      12,835      12,065
Short-term                           19,016       3,931      (1,236)     14,048
                                  ----------------------------------------------
                                     29,967      13,059      11,599      26,113
                                  ----------------------------------------------
Other revenues                       10,513       4,057      19,351      12,492
                                  ----------------------------------------------
Gross operating revenues            521,267     489,617     776,263     750,654
Operating revenues deductions      (149,922)   (138,035)   (209,437)   (196,837)
                                  ----------------------------------------------
Net operating revenues              371,345     351,582     566,826     553,817
--------------------------------------------------------------------------------

OPERATING COSTS

Operating costs including operating expenses plus RGR quotas increased from R$ 349,109 thousand to R$ 354.581 thousand, an increase of 1.6%.

Operating costs outside Company control such energy purchased, electric power transport, CCC, and RGR quotas decreased 0.5%, compared to the same period in 2001, due to the transfer to prepaid expenses items in the amount of R$7,552 thousand.

Costs controlled by the Company such as personnel, material, third party services and other expenses increased from R$ 59,169 thousand in the first half of 2001 to R$ 65,060 thousand in the first half of 2002, or 10%. Depreciation increased 3.1%. The increase in controlled costs was also impacted by the change in criteria used to provision for doubtful accounts, energy conservation programs and customer services.

--------------------------------------------------------------------------------
                                                       thousands of reais
                                             -----------------------------------
                                                         PARENT COMPANY
                                             -----------------------------------
                                                           First Half
                                             -----------------------------------
                                                 2002         2001      Change %
--------------------------------------------------------------------------------
Company Controlled Costs
     Personnel                                  29,699       31,595        (6.0)
     Material                                    3,210        3,768       (14.8)
     Third party services                       15,103       14,050         7.5
     Other                                      17,048        9,756        74.7
                                             -----------------------------------
                                                65,060       59,169        10.0
                                             -----------------------------------

--------------------------------------------------------------------------------

[ESCELSA LOGO]                QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2002
--------------------------------------------------------------------------------

Depreciation                                    28,343       27,488         3.1
--------------------------------------------------------------------------------
TOTAL COMPANY CONTROLLED COSTS                  93,403       86,657         7.8
--------------------------------------------------------------------------------
Outside Company Control
     Energy purchased                          224,563      225,943        (0.6)
     CCC                                        26,464       26,587        (0.5)
     Financial compensation                      1,388          799        73.7
     ANEEL fiscal fee                              627          832       (24.6)
     RGR                                         8,136        8,291        (1.9)
                                             -----------------------------------
TOTAL COSTS OUTSIDE COMPANY CONTROL            261,178      262,452        (0.5)
--------------------------------------------------------------------------------
GRAND TOTAL                                    354,581      349,109         1.6
--------------------------------------------------------------------------------


ENERGY PURCHASED EXPENSES

Energy purchased expenses totalized R$ 224,563 thousand in the first half of 2002, 0,6% lower than the same period last year.

The following table details energy purchased expenses.

-------------------------------------------------------------------------------------
                                       PARENT COMPANY               CONSOLIDATED
                                  ---------------------------------------------------
                                                        First Half
                                  ---------------------------------------------------
                                      2002          2001         2002          2001
                                  ---------------------------------------------------
From FURNAS and TRACTEBEL
Expenses - thousands of reais        115,867       107,412      161,731       150,561
Volume - MWh(*)                    1,777,692     2,317,266    2,807,770     3,375,589
Average cost - R$/MWh(*)               65.18         46.35        57.60         44.60
-------------------------------------------------------------------------------------
WHEELING From ITAIPU
Expenses - thousands of reais          2,931         2,646        4,135         3,721
Average cost - R$/MWh(*)                3.39          3.07         3.40          3.08
-------------------------------------------------------------------------------------
WHEELING-OTHER
Expenses - thousands of reais         27,535        34,608       45,320        54,807
Average cost - R$/MWh(*)               15.49         14.93        16.14         16.24
-------------------------------------------------------------------------------------
From ITAIPU
Expenses - thousands of reais         74,768        66,299      106,000        93,163
Volume - MWh(*)                      864,033       860,834    1,215,985     1,207,327
Average cost - R$/MWh(*)               86.53         77.02        87.17         77.16
-------------------------------------------------------------------------------------
From OTHER
Expenses - thousands of reais          9,943        14,978       16,571        22,611
Volume - MWh(*)                      228,082       204,639      287,453       265,510
Average cost - R$/MWh(*)               43.59         73.19        57.65         85.16
-------------------------------------------------------------------------------------
SECTOR AGREEMENT AND PARCEL 'A'
Expenses - thousands of reais         (6,481)            -      (12,281)            -
-------------------------------------------------------------------------------------
TOTAL
Expenses - thousands of reais        224,563       225,943      321,476       324,863
Volume - MWh(*)                    2,869,807     3,382,739    4,311,208     4,848,426
Average cost - R$/MWh(*)               78.25         66.79        74.57         67.00
-------------------------------------------------------------------------------------

(*) Not reviewed by independent auditors.

NET FINANCIAL INCOME (EXPENSE)

The net financial result in the first half of 2002 was negative R$ 259,087 thousand, while in the same period last year was negative R$ 139,109 thousand. The difference in the second half is due mainly to the 22.6% devaluation of the Brazilian real against the U.S. dollar, which caused a significant increase in financial expenses on U.S. dollar denominated debt.
--------------------------------------------------------------------------------

[ESCELSA LOGO]                QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2002
--------------------------------------------------------------------------------

LOSS FOR THE PERIOD

This factors mentioned above contributed to the loss of R$ 174,368 thousand in the first half of 2002.



CASH AND EQUIVALENTS

ESCELSA has funds deposited in banks or invested in financial instruments in the amount of R$ 221,869 thousand for the Company and R$ 222,955 thousand on a consolidated basis as shown below:

                                                         PARENT COMPANY         CONSOLIDATED
                                                     --------------------------------------------
                                                                      June 30, 2002
                                                     --------------------------------------------
                                                      thousands      US$     thousands      US$
                                                      of reais    thousand   of reais    thousand
                                                     --------------------------------------------
Investments in Reais:
     Cash and bank                                      7,368           -       8,262           -
     Banking Certificates of Deposits                       -           -          13           -
     Other                                                131           -         310           -
                                                     --------------------------------------------
Total real denominated investments                      7,499           -       8,585           -
                                                     ============================================
Investments in Dollars:
     Currency Exchange Securities-NTN's and NBC's     214,370      75,366     214,370      75,366
                                                     --------------------------------------------
Total Dollar denominated investments                  214,370      75,366     214,370      75,366
                                                     ============================================
Total cash and equivalents                            221,869      75,366     222,955      75,366
                                                     ============================================
US dollar = 2,8444 Real

--------------------------------------------------------------------------------

[ESCELSA LOGO]                QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2002
--------------------------------------------------------------------------------

                                 BALANCE SHEETS
                       (In thousands of Brazilian reais)
       (Convenience Translation into English from the Original Previously
                             Issued in Portuguese)

                                                   PARENT COMPANY                CONSOLIDATED
                                             ---------------------------------------------------------
                                               Jun-02          Mar-02          Jun-02          Mar-02
                                             ---------------------------------------------------------
        ASSETS

CURRENT ASSETS

     Cash and banks                              7,368           8,060           8,262          10,482
     Marketable  securities                    214,501         207,672         214,693         207,931
     Accounts receivable                       240,925         233,685         380,363         384,981
     Other accounts receivable                  19,278          11,517          34,313          21,115
     Tax credits                                43,451          42,550          57,827          56,255
     Allowance for doubtful accounts           (19,998)        (19,086)        (30,124)        (29,921)
     Material and supplies                       3,735           4,031           7,112           6,989
     Escrow deposits                            39,382          39,382          39,382          39,382
     Other credits                              17,515           8,531          29,993          14,365
     Prepaid expenses - CVA                     26,843           5,226          31,730          10,643
     Prepaid expenses - other                      242           1,186             460           1,197
                                             ---------------------------------------------------------
                                               593,242         542,754         774,011         723,419
                                             ---------------------------------------------------------

LONG-TERM ASSETS

     Accounts receivable                       186,478         210,452         268,576         303,762
     Special tariff situation                   46,609          46,596          71,826          71,778
     Affiliates and subsidiaries                 1,362             901          57,561          55,479
     Funding costs                               3,043           3,235           3,043           3,235
     Escrow deposits                            66,441          63,651          90,006          84,361
     Tax credits                               170,130          97,356         286,930         197,630
     Other                                       3,262           3,372          14,804          12,355
     Prepaid expenses                           50,200          58,606          91,412          94,592

--------------------------------------------------------------------------------

[ESCELSA LOGO]                QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2002
--------------------------------------------------------------------------------

                                               527,525         484,169         884,158         823,192
                                             ---------------------------------------------------------

PERMANENT ASSETS

     Investments                               749,836         724,639         379,688         382,230
     Property, plant and equipment, net        762,398         767,420       1,523,779       1,508,481
     Deferred charges                                -               -              79              79
                                             ---------------------------------------------------------
                                             1,512,234       1,492,059       1,903,546       1,890,790
                                             ---------------------------------------------------------
TOTAL ASSETS                                 2,633,001       2,518,982       3,561,715       3,437,401
                                             =========================================================

 See notes to financial statements.


                                 BALANCE SHEETS
                        (In thousands of Brazilian reais)
       (Convenience Translation into English from the Original Previously
                              Issued in Portuguese)

                                                     PARENT COMPANY                CONSOLIDATED
                                               ---------------------------------------------------------
                                                 Jun-02          Mar-02          Jun-02          Mar-02
                                               ---------------------------------------------------------
      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

     Suppliers                                   111,164         119,824        157,126         165,268
     Payroll                                         942           1,159          2,457           1,903
     Accrued interest and fees                    57,773          22,553         63,548          32,199
     Consumers charges payable                     5,938           6,818          9,621          10,609
     Accrued taxes and social contributions       33,220          32,859         49,146          49,081
     Dividends                                        21              21            105           4,048
     Loans and financing                          86,399          70,971        343,153         316,716
     Post retirement benefits                      2,420           2,420          2,420           2,420
     Accrued obligations                           9,163           6,549         17,638          13,138
     Provision for contingencies                  39,382          39,382         39,382          39,382
     Variation of parcel A items                  29,051           1,702         29,438           1,702
     Other                                        12,360          11,035         14,736          12,462
                                               ---------------------------------------------------------
                                                 387,833         315,293        728,770         648,928
                                               ---------------------------------------------------------

LONG-TERM LIABILITIES

     Suppliers                                    68,596          61,239         95,329          84,600
     Deferred income tax                           8,875           9,491          8,875           9,491
     Special tariff situation                     26,312          26,560         40,166          40,548
     Accrued interest and fees                         -               -          2,085           1,467
     Loans and financing                       1,392,854       1,171,032      1,715,917       1,488,642

--------------------------------------------------------------------------------

[ESCELSA LOGO]                QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2002
--------------------------------------------------------------------------------

     Post retirement benefits                     28,032          28,032         28,032          28,032
     Provision for contingencies                 117,964         114,148        148,785         142,612
     Variation of parcel A items                   1,833           1,216          3,769           1,216
     Other                                        41,265          45,190         45,246          48,613
                                               ---------------------------------------------------------
                                               1,685,731       1,456,908      2,088,204       1,845,221
                                               ---------------------------------------------------------
                                               1,685,731       1,456,908      2,088,204       1,845,221
                                               ---------------------------------------------------------
MINORITY INTEREST                                      -               -        185,304         196,471
                                               ---------------------------------------------------------

SHAREHOLDERS' EQUITY

     Capital stock                               153,947         153,947        153,947         153,947
     Capital reserves                            576,471         575,292        576,471         575,292
     Income reserves                            (174,368)         14,155       (174,368)         14,155
                                               ---------------------------------------------------------
                                                 556,050         743,394        556,050         743,394
                                               ---------------------------------------------------------
     Credits for capital increase                  3,387           3,387          3,387           3,387
                                               ---------------------------------------------------------
                                                 559,437         746,781        559,437         746,781
                                               ---------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDER'S' EQUITY    2,633,001       2,518,982      3,561,715       3,437,401
                                               =========================================================


See notes to financial statements


                              STATEMENTS OF INCOME
       (In thousands of Brazilians reais, except income (loss) per share) (Convenience Translation into English from the Original Previously
                             Issued in Portuguese)

                                                                      PARENT COMPANY               CONSOLIDATED
                                                               ------------------------------------------------------
                                                                                 Six months ended June 30,
                                                               ------------------------------------------------------
                                                                     2002          2001          2002           2001
                                                               ------------------------------------------------------
OPERATING REVENUES
     Electric power sales to final customers                        480,787       472,501       745,313       712,049
     Electric power sales to distributors                            29,967        13,059        11,599        26,113
     Other revenues                                                  10,513         4,057        19,351        12,492
                                                               ------------------------------------------------------
                                                                    521,267       489,617       776,263       750,654
                                                               ------------------------------------------------------
     Deductions from operating revenues
         Global reserve for reversion quota (RGR)                    (8,136)       (8,291)      (13,842)      (13,915)
         State VAT (ICMS)                                          (122,714)     (111,871)     (167,965)     (155,301)
         PIS and COFINS                                             (19,033)      (17,871)      (27,328)      (27,432)
         Other                                                          (39)           (2)         (302)         (189)
                                                               ------------------------------------------------------
                                                                   (149,922)     (138,035)     (209,437)     (196,837)
                                                               ------------------------------------------------------
NET OPERATING REVENUES                                              371,345       351,582       566,826       553,817
                                                               ------------------------------------------------------
OPERATING EXPENSES
     Personnel                                                      (29,699)      (31,595)      (54,269)      (54,123)
     Material                                                        (3,210)       (3,768)       (7,664)       (7,974)
     Services from third parties                                    (15,103)      (14,050)      (29,341)      (25,430)
     Financial compensation for use of hydroelectric resources       (1,388)         (799)       (1,543)         (993)
     Electric power purchased for resale                           (194,172)     (188,689)     (272,728)     (266,335)
     Transport of electricity capacity                              (30,391)      (37,254)      (48,748)      (58,528)
     Quota for fuel consumption - CCC                               (26,464)      (26,587)      (38,167)      (38,018)
     Depreciation and amortization                                  (28,343)      (27,488)      (59,912)      (53,092)
     Provision for contingencies                                     (1,256)            -        (2,029)        1,210
     Other                                                          (16,419)      (10,588)      (24,131)      (18,820)
                                                               ------------------------------------------------------
                                                                   (346,445)     (340,818)     (538,532)     (522,103)
                                                               ------------------------------------------------------
INCOME FROM OPERATIONS                                               24,900        10,764        28,294        31,714
                                                               ------------------------------------------------------
EQUITY IN SUBSIDIARIES                                              (14,452)       (5,687)            -             -
                                                               ------------------------------------------------------
FINANCIAL REVENUES
     Income from temporary cash investments                          33,653        68,199        39,822        68,322

--------------------------------------------------------------------------------

[ESCELSA LOGO]                QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2002
--------------------------------------------------------------------------------

     Increase in overdue collections                                  4,770         4,074         7,224         6,309
     Hedge                                                            7,335             -        17,970           745
     Selic-regulatory assets                                         13,766             -        23,131             -
     Other                                                            4,496         2,964         9,544        14,108
                                                               ------------------------------------------------------
                                                                     64,020        75,237        97,691        89,484
                                                               ------------------------------------------------------
FINANCIAL EXPENSES
     Monetary variation - electricity purchase                       (3,874)       (3,107)       (5,002)       (4,294)
     Monetary and exchange variation on loans and financing        (235,572)     (152,444)     (266,797)     (169,777)
     Interest on loans and financing                                (74,042)      (52,589)     (100,248)      (70,250)
     Other                                                           (9,619)       (6,206)      (12,863)       (9,685)
                                                               ------------------------------------------------------
                                                                   (323,107)     (214,346)     (384,910)     (254,006)
                                                               ------------------------------------------------------
FINANCIAL RESULTS                                                  (259,087)     (139,109)     (287,219)     (164,522)
                                                               ------------------------------------------------------
OPERATING PROFIT (LOSS)                                            (248,639)     (134,032)     (258,925)     (132,808)
                                                               ------------------------------------------------------
     NON-OPERATING REVENUES                                             263         2,433           512         2,886
     NON-OPERATING EXPENSES                                          (3,319)       (2,793)       (5,303)       (5,450)
                                                               ------------------------------------------------------
NON-OPERATING INCOME (LOSS), NET                                     (3,056)         (360)       (4,791)       (2,564)
                                                               ------------------------------------------------------
INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST                   (251,695)     (134,392)     (263,716)     (135,372)
                                                               ------------------------------------------------------
     Social contribution and income tax                              77,327        42,167        84,675        42,832
                                                               ------------------------------------------------------
INCOME (LOSS) BEFORE  MINORITY INTEREST                            (174,368)      (92,225)     (179,041)      (92,540)
                                                               ------------------------------------------------------
MINORITY INTEREST                                                         -             -         4,673           315
                                                               ------------------------------------------------------
NET INCOME (LOSS) FOR  THE PERIOD                                  (174,368)      (92,225)     (174,368)      (92,225)
                                                               ======================================================
Income (loss) per share - R$                                         (38.31)       (20.26)            -             -
                                                               ------------------------------------------------------

 See notes to financial statements


                            STATEMENTS OF CASH FLOWS
                        (In thousands of Brazilian reais)
       (Convenience Translation into English from the Original Previously
                             Issued in Portuguese)

                                                                         PARENT COMPANY               CONSOLIDATED
                                                                  ------------------------------------------------------
                                                                                    Six months ended June 30,
                                                                  ------------------------------------------------------
                                                                        2002          2001          2002           2001
                                                                  ------------------------------------------------------
From operations
Net income (loss) for the period                                     (174,368)      (92,225)     (174,368)      (92,225)
  Adjustments to reconcile net income (loss) to cash
  provided by operating activities:
     Long-term monetary and exchange variation                        235,572       152,444       254,153       164,999
     Equity in subsidiaries                                            14,452         5,687             -             -
     Depreciation and amortization                                     28,343        27,488        59,912        53,092
     Disposal of property, plant and equipment                          2,330         2,074         5,070         4,125
     Provision for contingencies                                        5,764        14,698         6,797        13,488
     Rationing program - regulatory assets                                (60)            -       (12,976)            -
     Minority share in profit                                               -             -        (4,673)         (315)
     Obligations adjustments                                            4,541             -         4,541             -
     Tax credits                                                      (75,712)      (42,168)      (83,130)      (42,928)
     Remuneration of construction work in progress and other                -             -          (745)         (382)
                                                                  ------------------------------------------------------
                                                                       40,862        67,998        54,581        99,854
                                                                  ------------------------------------------------------
   Changes in current assets and liabilities
     Accounts receivable                                              (36,339)        7,854       (35,199)       (5,265)
     Other accounts receivable                                          6,498        (3,056)       (1,901)       (7,616)
     Prepaid expenses                                                 (20,960)          (92)      (23,580)          (92)
     Other credits                                                     (9,971)         (238)      (16,703)        1,422
     Suppliers                                                        (25,123)       40,815       (21,762)       48,311
     Accrued taxes and social contributions                             4,670         2,056           972           900
     Accrued obligations                                               (3,194)       (4,077)       (2,938)       (3,928)
     Consumers charges payable                                         (2,443)       (1,229)       (3,619)       (1,810)
     Variation of Parcel A itens                                       28,825             -        29,212             -

--------------------------------------------------------------------------------

[ESCELSA LOGO]                QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2002
--------------------------------------------------------------------------------

     Other                                                              1,201        (4,782)        1,721        (5,778)
                                                                  ------------------------------------------------------
                                                                      (56,836)       37,251       (73,797)       26,144
                                                                  ------------------------------------------------------
   Change in non-current assets and liabilities
     Accounts receivable                                                3,565             -         3,565             -
     Escrow deposits                                                   (5,346)       (7,263)       (8,575)      (10,102)
     Special tariff situation                                           2,407             -         2,856             -
     Affiliates and subsidiaries                                          891        (2,356)      (41,502)       (2,356)
     Prepaid expenses                                                   2,409             -        (5,410)            -
     Suppliers                                                          7,357             -         7,357             -
     Other                                                              5,929         8,436         7,313         5,602
                                                                  ------------------------------------------------------
                                                                       17,212         1,183       (34,396)       (6,856)
                                                                  ------------------------------------------------------
Net cash provided by (used in) operation activities                     1,238       104,066       (53,612)      119,142
                                                                  ------------------------------------------------------
  Investing activities
     Additions to property, plant and equipment                       (22,828)      (27,794)      (87,240)      (77,286)
     Additions to investments                                         (66,996)        3,113          (102)        1,685
     Obligations related to the concession                              1,868         2,856         1,950         3,820
                                                                  ------------------------------------------------------
Net cash used in investing activities                                 (87,956)      (21,825)      (85,392)      (71,781)
                                                                  ------------------------------------------------------
  Financing activities
     Loans and financing                                               39,767       (11,215)       60,367        30,541
     Accrued interest and fees                                         11,055         7,180        11,939         8,143
     Dividends                                                              -       (13,239)       (4,531)      (14,597)
     Affiliates and subsidiaries                                            -             -        34,687        (3,323)
                                                                  ------------------------------------------------------
Net cash provided by (used in) financing activities                    50,822       (17,274)      102,462        20,764
                                                                  ------------------------------------------------------
Net increase (decrease) in cash and equivalents                       (35,896)       64,967       (36,542)       68,125
                                                                  ------------------------------------------------------
  Cash and cash equivalents at the beginning of the year              257,765       272,770       259,497       277,791
  Cash and cash equivalents at the end of the year                    221,869       337,737       222,955       345,916
                                                                  ------------------------------------------------------
                                                                      (35,896)       64,967       (36,542)       68,125
                                                                  ------------------------------------------------------



                        NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE QUARTER ENDED JUNE 30, 2002 AND 2001
          (In thousands of Brazilian reais, unless otherwise indicated)
       (Convenience Translation into English from the Original Previously
                             Issued in Portuguese)


1.      OPERATIONAL CONTEXT

        Espirito Santo Centrais Eletricas S.A. - ESCELSA - is a publicly-held Brazilian corporation engaged, principally, in the generation, transmission and distribution of electric energy in the State of Espirito Santo, covering 70 of the 77 municipalities within 41,372 Km(2), which represent approximately 90% of the total area of the State of Espirito Santo.

        ESCELSA is the majority shareholder of MAGISTRA PARTICIPACOES S.A. which is the controlling shareholder of EMPRESA Energetica de Mato Grosso do Sul S.A. - ENERSUL - an electric energy distribution company in the State of Mato Grosso do Sul, acquired in a public auction on November 19, 1997, and TV a Cabo Vitoria S.A. - TVIX, incorporated on July 4, 1997, which is a Pay TV company serving residential condominiums in the municipalities of Vitoria and Vila Velha in the state of Espirito Santo. In addition, ESCELSA is the majority shareholder of ESCELSA Participacoes S.A. - ESCELSAPAR, which operates as an Internet Service Provider (ISP), also providing several services in the area of information technology.

        The subsidiary ENERSUL has taken steps to raise funding through long-term obligations with domestic and international banks in order to restore its working capital position and to improve its overall debt profile, specifically in terms of costs and maturity.
--------------------------------------------------------------------------------

[ESCELSA LOGO]                QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2002
--------------------------------------------------------------------------------

2.      presentation of FINANCIAL STATEMENTS

        The financial statements were prepared in accordance with accounting practices set forth by the Brazilian Corporate Law, specific legislation applicable to electric utility concessionaires established by National Electric Energy Agency - ANEEL and regulations of the Brazilian Securities and Exchange Commission -CVM.

        The financial statements for the period ended June 30, 2001 were reclassified, when applicable, for comparison purposes and in order to be in accordance with the new Electric Utility Accounting Plan, applicable as from January 1, 2002.

3.      PRINCIPAL ACCOUNTING PRACTICES

        3.1.    Parent company financial statements

                a) Marketable securities - are recorded at cost plus interest accrued up to the balance sheet date, with necessary provisions for devaluation to reflect market values, when applicable. Marketable securities are represented, basically, by public treasury notes bearing interest and exchange variation;

                b) Accounts receivable - include the supply of electric power both billed and unbilled to customers as of the balance sheet date, accounted for on an accrual basis, also including charges for late payments by customers as well as accounts receivable related to the extraordinary tariff recovery.

                c) Allowance for doubtful accounts - recognized in accordance with General Instruction n(Degree) 6.3.2 of the Accounting Standards for Public Electric Utilities, reflecting a conservative position in comparison with ESCELSA's historical average of losses.

                d) Materials and supplies - materials and supplies to be applied in operations and maintenance are recorded as current assets and those earmarked for construction are included in property, plant and equipment, both based on the average acquisition cost.

               e) Investments - the investments in wholly-owned subsidiaries are stated based on the equity adjustment method. The other investments are stated at cost plus monetary restatement, until December 31, 1995, net of provision for loss, when applicable.

               f) Property, plant and equipment - stated at the acquisition or construction cost, monetarily restated until December 31, 1995, less the accumulated straight-line depreciation based on account balances recorded in the respective Unit Registries - UC, in accordance with DNAEE Rule 815 of 11/30/1994, at constant rates as per the schedule stipulated in ANEEL Rule 44 of 03/17/1999. In accordance with the General Instructions nos. 35 and 36 of the Accounting Standards for Public Electric Utilities, interest and other financing charges and inflationary effects related to third party financing, which have been applied in the property, plant and equipment under construction, are recorded within this subgroup as costs. In accordance with specific Public Electric Utilities Service regulations, interest on the shareholder's own capital applied in financing projects under construction is calculated according to Long-term Interest Rates (TJLP) and is credited directly to capital reserves in Shareholders' Equity.

                g) Assets and liabilities denominated in foreign currencies subject to indexation - such items are subject to restatement because of exchange and monetary variations for contractual or legal reasons and are updated through the balance sheet date. Foreign currency liabilities are converted into Reais according to the exchange rates informed by the Brazilian Central Bank (US$ 1 = R$2.8444 on June 30, 2002 and US$ 1 = R$ 2.3204 on December 31, 2001).

                h) Income tax and social contribution - income tax recorded in the results of the period is calculated based on taxable income (adjusted net income) at a rate of 15% plus 10% on taxable income exceeding R$240, according to the current tax law. Social contribution recorded in the results of the period is calculated based on taxable income prior to income tax, at a rate of 8%, plus an additional of 1%, which is applicable through 12/31/03. The deferred income tax and social contribution were recorded as tax credits, based on the tax losses, negative basis of the social contribution and temporary differences, considering the rates of such taxes that will be prevailing on the date of the realization.
--------------------------------------------------------------------------------

[ESCELSA LOGO]                QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2002
--------------------------------------------------------------------------------

                i) Obligations related to the concession - are obligations that are part of the concession agreement for electric utilities representing, basically, contributions from the Federal Government, donations without conditions set forth as to returns to the contributors, subventions and contributions received from consumers exclusively for the purpose of investment in electric energy distribution. The expiration of these obligations is determined by the Regulatory Agency, and will be withdrawn at the end of the concession period. As from January 1, 2002, this account is being classified as property, plant and equipment.

                j) Pension plans - the Company is the sponsor of Fundacao Escelsa de Seguridade Social - ESCELSOS, which manages the pension fund for its employees. The costs, contributions and the actuarial obligation associated with pension plans are calculated at the balance sheet date by independent actuaries. As from December 31, 2001, such amounts are calculated and recorded in accordance with Deliberation CVM n(Degree)371. Employee profit sharing is recorded in the statement of income of the corresponding fiscal period.

                k) Earnings (loss) per share - these amounts are calculated based on the number of shares outstanding at the balance sheet date for the fiscal period.

                l) Revenue recognition - revenues and expenses for all services are recognized on an accrual basis of accounting, recognized when incurred. Billing for all customers is made on a monthly basis according to the meter reading calendar. Unbilled revenues, corresponding to the period between the date of the last reading and the end of the month, are estimated and recognized as revenue in the month in which the energy was consumed.

                m) Estimates - financial statement preparation according to corporate law accounting practices requires that the Company's Management make estimates for the recognition of certain transactions that impact assets and liabilities and revenues and expenses of ESCELSA and its subsidiaries, which are reflected in data disclosed in its financial statements. The final figures that are recorded upon the realization of such transactions in subsequent reporting periods may differ from these estimates. Most of these estimates refer to the recognition of impacts from the Emergency Program for Reducing Electric Energy Consumption, the Compensation Account for Cost Variations for Portion A - CVA, Provision for Doubtful Accounts, Provision for Contingencies and Pension and Retirement Plans.

        3.2.    Consolidated Financial Statements

                The consolidated financial statements include the balance sheets and the statements of income for the semester and quarter ended June 30, 2002 and March 31, 2002 for ESCELSA, and its subsidiaries MAGISTRA, TVIX and ESCELSAPAR.

                The main consolidation procedures adopted were as follows:

                a) elimination of ESCELSA's investments in controlled subsidiaries;
                b) elimination of account balances between ESCELSA and its subsidiaries included in the consolidation, as well as the accounts between such subsidiaries;
                c) recognition of the minority shareholders' participation in the balance sheet and statement of income;
                d) disclosure of the goodwill recorded for the acquisition of ENERSUL by MAGISTRA.

                The profit and the shareholders' equity at ESCELSA are equal to those of the consolidated group, as there was no unrealized income in the intercompany operations.

4.      MARKETABLE SECURITIES

                                                        PARENT COMPANY            CONSOLIDATED
                                                      --------------------     --------------------
                                                        Jun-02     Mar-02       Jun-02     Mar-02
                                                       -------     -------     -------     -------
Interbank Deposits - CDB                                     -           -          13          10
U.S. Dollar-linked Treasury Notes  - NTN and NBC-E     214,370     204,051     214,370     204,051
Other                                                      131       3,621         310       3,870
                                                       -------     -------     -------     -------

--------------------------------------------------------------------------------
                                       16

[ESCELSA LOGO]                QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2002
--------------------------------------------------------------------------------

TOTAL                                                  214,501     207,672     214,693     207,931
                                                       =======     =======     =======     =======

5.      ACCOUNTS RECEIVABLE

                                                                      PARENT COMPANY
                                                      -------------------------------------------------------
                                                                  Past-due     Past-due          Total
                                                                  up to 90     Over 90    -------------------
                                                      Current       days         days      Jun-02      Mar-02
                                                      -------     -------     -------     -------     -------
 CURRENT ASSETS
    FINAL CUSTOMERS
        Residential                                    13,890      18,276       1,304      33,470      33,661
        Industrial                                     32,403       3,335       3,010      38,748      35,350
        Commercial, services and other activities      10,205       5,718       1,133      17,056      17,899
        Rural                                           3,856       1,333         182       5,371       4,450
        Public authority:
            Federal                                       438         658         637       1,733       1,239
            State                                         656       1,619       7,657       9,932       9,473
            Municipal                                     897         666       1,092       2,655       2,317
        Public lighting                                 2,540       1,781       1,991       6,312       5,140
        Public service                                  1,736         104          94       1,934       1,920
        Unbilled revenue                               17,507           -           -      17,507      20,131
        Regulatory asset - recoverable losses          44,941           -           -      44,941      59,368
        Other credits                                  17,516           -           -      17,516      10,362
                                                      -------     -------     -------     -------     -------
                                                      146,585      33,490      17,100     197,175     201,310
                                                      -------     -------     -------     -------     -------
 WHOLESALE
        Distributors                                    4,332           -           -       4,332       5,470
        Spot market                                    39,245           -         174      39,418      26,906
                                                      -------     -------     -------     -------     -------
                                                       43,577           -         174      43,750      32,375
                                                      -------     -------     -------     -------     -------
TOTAL                                                 190,162      33,490      17,274     240,925     233,685
                                                      =======     =======     =======     =======     =======

 LONG-TERM ASSETS
    FINAL CUSTOMERS
        Regulatory asset
         Recoverable losses                            77,193           -           -      77,193     111,446
         Free energy                                   71,934           -           -      71,934      64,219
         Other credits                                 22,182           -      15,169      37,351      34,787
                                                      -------     -------     -------     -------     -------
                                                      171,309           -      15,169     186,478     210,452
                                                      =======     =======     =======     =======     =======



                                                                      CONSOLIDATED
                                                      -------------------------------------------------------
                                                                  Past-due     Past-due          Total
                                                       Current    up to 90  Over 90 days  Jun-02      Mar-02

-------------------------------------------------------------     -------     -------     -------     -------
-------------------------------------------------------------------------------------------------------------
                                       17

[ESCELSA LOGO]                QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2002
-------------------------------------------------------------------------------------------------------------------
                                                                  -------     -------     -------     -------
                                                                   days
CURRENT ASSETS
   FINAL CUSTOMERS
       Residential                                     21,420      29,399       1,641      52,460      51,765
       Industrial                                      38,931       5,543       3,165      47,639      42,722
       Commercial, services and other activities       13,704      10,848       4,452      29,004      29,108
       Rural                                            4,171       3,613         330       8,114       6,944
       Public Authority:
       Federal                                            897       1,241         770       2,908       2,378
       State                                            1,600       2,593       7,706      11,899      10,743
       Municipal                                        1,816       2,143       2,232       6,191       4,564
       Public lighting                                  4,575       4,894       6,261      15,730      11,399
       Public service                                   3,039         110         121       3,270       3,137
       Unbilled revenue                                33,495           -           -      33,495      34,910
       Regulatory asset- recoverable losses            65,462           -           -      65,462      83,019
       Other credits                                   31,339         721         147      32,207      21,958
                                                      -------     -------     -------     -------     -------
                                                      220,449      61,105      26,825     308,379     302,647
                                                      =======      ======      ======     =======     =======
   WHOLESALE
       Distributors                                     4,793           -           -       4,793       5,783
       Spot market                                     67,018           -         173      67,191      76,551
                                                      -------     -------     -------     -------     -------
                                                       71,811           -         173      71,984      82,334
                                                      -------     -------     -------     -------     -------
                                                      292,260      61,105      26,998     380,363     384,981
                                                      =======     =======     =======     =======     =======
LONG-TERM ASSETS
   FINAL CUSTOMERS
       Regulatory asset
        Recoverable losses                            131,251           -           -     131,251     180,253
        Free energy                                    99,974           -           -      99,974      88,722
       Other credits                                   22,182           -      15,169      37,351      34,787
                                                      -------     -------     -------     -------     -------
                                                      253,407           -      15,169     268,576     303,762
                                                      =======     =======     =======     =======     =======

Regulatory Asset

According to clauses included in Provisional Measure n(Degree)14, in Resolution n(Degree)91 from the Energy Crisis Management Chamber - CGE of December 21, 2001, Resolution n(Degree). 31 from the National Electric Energy Agency - ANEEL of January 24, 2002 and ANEEL Resolution n(Degree) 72 of February 7, 2002, the Company calculated the amount of the extraordinary tariff recovery to be applied to all of the concession areas for electric energy distribution, to be recognized as the basis for re-establishing the financial-economic balance of the concession contracts, with the recovery of the consumption losses which were incurred as a result of the Emergency Program for Reducing Electric Energy Consumption - PRE from June 2001 through February 2002.

The increase in tariffs for final customers approved by ANEEL for ESCELSA and ENERSUL for extraordinary tariff recovery were as follows:
--------------------------------------------------------------------------------

[ESCELSA LOGO]                QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2002
--------------------------------------------------------------------------------

o       2.9% for residential and rural clients (except low-income customers);

o       7.9% for all other clients.

The regulatory asset, related to the extraordinary tariff recovery, had the following movements during the quarter:


                                          PARENT COMPANY                CONSOLIDATED
                                        -------------------------------------------------
                                        CURRENT      LONG TERM      CURRENT     LONG TERM
                                        -------------------------------------------------
Balance as of 12/31/2001                 54,928       157,692        76,485       226,171
Transfer to current assets               14,759       (14,759)       21,359       (21,359)
Recovery via extraordinary tariffs      (10,319)            -       (14,825)            -
Losses of margin                              -        32,732                      64,163
                                        -------       -------       -------       -------
Balance as of 03/31/2002                 59,368       175,665        83,019       268,975
                                        =======       =======       =======       =======
Transfer to current assets               (2,276)        2,276           349           349
Recovery via extraordinary tariffs      (12,151)            -       (17,906)            -
Losses of margin                              -        36,359                     (48,654)
-Free Energy                                  -         7,715                      11,253
                                        -------       -------       -------       -------
Balance as of 06/31/2002                 44,941       149,127        65,462       231,225
                                        =======       =======       =======       =======

The extraordinary tariff increase will be effective for the period deemed necessary to recover the total amount calculated.


On March 8, 2002 and May 7, 2002, the Company sent to ANEEL its calculations related to the tariff recovery amounts corresponding to the period up to 12/31/2001 and from January to February 2002, respectively, being both subject to the Regulatory Agency approval. In order to obtain the right to such compensation, the Company renounced the right to any judicial or extra judicial claims related to the facts and rules concerning the Emergency Program for Reduction of Electrical Energy Consumption and the extraordinary tariff recovery, as well as entered into agreements signed between the electrical sector agents, in accordance with the Provisional Measure n(Degree)14 and Resolutions n(Degree) 91 edited by GCE and n(Degree) 31 edited by ANEEL.

Energy negotiated in the Spot Market

The balance of accounts receivable from consumers and distributors includes the preliminary figures related to the energy negotiated in the Spot Market, in the amount of R$37,288, of which R$18,075 relates to the period from September 2000 through December 2001, recorded based on the information published by MAE, and R$19,213 related to the period from January to June 2002, which was recorded based on management estimates. Such amounts will be settled when the final amounts are known and approved by MAE.
--------------------------------------------------------------------------------

[ESCELSA LOGO]                QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2002
--------------------------------------------------------------------------------

6.      SPECIAL TARIFF SITUATION

        According to Provisional Measure 2,147 of May 15, 2001 and subsequent amendments, as well as regulations from the Energy Crisis Management Chamber - CGE, ESCELSA has charged a surtax to customers who have exceeded their consumption quotas up to February, and granted bonuses in cases in which customers have reduced consumption to levels below their quotas.

        The financial accounting criteria for these events, defined as per ANEEL Rule 299 of July 27, 2001, do not have an impact on the Company's results, and on March 31, 2002, the corresponding amounts are classified in the current assets as customers and wholesale, as shown below:

                                                          PARENT COMPANY             CONSOLIDATED
                                                       ----------------------------------------------
                                                        Jun-02       Mar-02       Jun-02       Mar-02
                                                       -------      -------      -------      -------
ASSETS
   Current assets (customers and wholesale):
      Bonus balance (invoiced (-) received)               (290)      (5,553)        (337)      (7,794)
      Surtax - accounts receivable                       1,205        1,940        1,930        3,106
      Surtax installment                                   607          582        1,003          943
                                                       -------      -------      -------      -------
                                                         1,522       (3,031)       2,596        3,745
                                                       -------      -------      -------      -------

Long term assets:
      Invoiced bonus                                    40,270       40,247       61,453       61,399
      Costs incurred by Company to be reimbursed         6,339        6,349       10,373       10,379
                                                       -------      -------      -------      -------
                                                        46,609       46,596       71,826       71,778
                                                       -------      -------      -------      -------
TOTAL                                                   48,131       43,565       74,422       68,033
                                                       =======      =======      =======      =======

LIABILITIES
   Long term liabilities:
      Surtaxes charged                                  12,047       12,369       19,535       20,034
      (-) ICMS tax on surcharges                        (2,693)      (2,763)      (4,179)      (4,290)
      (-) 2% to cover costs                                (94)         (98)        (162)        (168)
      Resources received                                17,052       17,052       24,972       24,972
                                                       -------      -------      -------      -------
TOTAL                                                   26,312       26,560       40,166       40,548
                                                       -------      -------      -------      -------
BALANCE RECEIVABLE  - Ministry of Mines and Energy      21,819       17,005       34,256       27,485
                                                       =======      =======      =======      =======


        From the total balance receivable from Ministry of Mines and Energy above, except for the costs incurred by the Company, ANEEL has already approved the following transfers:
                                                         PARENT
                             LEGAL ACT                   COMPANY  CONSOLIDATED
        ---------------------------------------------  ---------- ------------
            Order ANEEL n(Degree)128, of 03/13/02(*)      4,965       7,416
            Order ANEEL n(Degree)167, of 03/25/02         4,087       6,492
            Order ANEEL n(Degree)239, of 04/25/02         4,628       6,937
                                                       ---------- ------------
            Total                                        13,680      20,845
                                                       ========== ============
        (*) Received on 07/17/2002

        Based on the Resolution GCE n.(0) 117, of 02/19/2002, the Emergency Program for Reduction of Electrical Energy Consumption was extinguished, being determined that, as from March 1, 2002, the surtax charged to customers who have exceeded their consumption quotas no longer applicable, however the bonus regulated by Article 4(Degree) of the Resolution GCE n.(Degree) 4, of 05/22/2001, was maintained until March 31, 2002
--------------------------------------------------------------------------------

[ESCELSA LOGO]                QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2002
--------------------------------------------------------------------------------

7.      Prepaid EXPENSES

        The distribution concession agreements establish, for a part of the tariffs charged by the Electric Utilities, amounts related to exogenous costs which are attributable to operating expenses, together with a variable referred to as Portion "A" of the Tariff Adjustment Formula
        (IRT), demonstrated below:

        o Pass-through of tariff related to energy purchased from Itaipu Binacional;

        o Pass through of transport costs for electric energy from Itaipu Binacional;

        o       Quota for the Fuel Consumption Account - CCC;

        o       Costs for transmission infrastructure usage on the basic grid;

        o       Compensation for usage of water resources;

        o       System Service Charges - ESS;

        o       Energy Purchased as established in the initial contracts;

        o       Quota for the Global Reversion Reserve - RGR;

        o       Electric energy service enforcement fee; and,

        o       Connection charges.

        With the introduction of Provisional Measure n(Degree) 2,227 and n(Degree) 14 of 09/04/2001 and 12/21/01, respectively, and ANEEL Resolution n(Degree). 90 of 02/18/02, an account was established to record the compensation of differences, positive or negative, between the amount of each item since the date of the last tariff adjustment and its effective date of payment. The balance will be monetarily adjusted based on the SELIC rate variation.

        The positive variations are presented in current and long-term assets in the account of prepaid expenses. On the other hand, the negative variation that corresponds to pass through of transport costs for electric energy from Itaipu Binacional and quota for the fuel consumption - CCC are presented in the current and long-term liabilities in the account of other creditors, in accordance with the directive release n(Degree)s.60 and 91/2002, of January 24, 2002 and February 14, 2002, respectively. The balances are as shown below:

                                PARENT COMPANY                 CONSOLIDATED
                            ----------------------------------------------------
                            Jun-02       Mar-02           Jun-02        Mar-02
                            ------       ------           -------       -------
ASSETS
   Current                  26,843        5,226            31.730        10.643
   Long term assets         50,200       58,606            91.412        94.592
                            ------       ------           -------       -------
                            77,043       63,832           123.142       105.235
                            ------       ------           -------       -------
LIABILITIES
            Current         29,051        1,702            29.438         1.702
   Long term                 1,833        1,216             3.769         1.216
                            ------       ------           -------       -------
                            30,884        2,918            33.207         2.918
                            ------       ------           -------       -------

        The amount of R$41,392, which is included in the balance of the long-term asset as shown above, refers to the period from January 1 through October 25, 2001, and will be recovered in connection with the regulatory asset, through the extraordinary tariff recovery.


8.      TAX CREDITS

        Tax credits classified as current assets correspond to income tax withheld for cash investments, which is being compensated with tax debits authorized by the Internal Revenue Service.
--------------------------------------------------------------------------------

[ESCELSA LOGO]                QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2002
--------------------------------------------------------------------------------

        Tax credits classified as long-term assets, as listed below, generated by fiscal losses, negative basis of social contribution and other amounts that constitute temporary adjustments for reduction of future taxation were recorded based on Companies' estimated future profitability, considering that the realization period will not exceed 10 years.

        According to the estimated future profitability, as mentioned above, the Companies determined the following fiscal assets:

                                               PARENT COMPANY                 CONSOLIDATED
                                          ----------------------------------------------------
                                           Jun-02         Mar-02         Jun-02        Mar-02
                                           --------       --------       --------      --------
ASSET
Tax loss                                   347,330        108,192        691,009       406,455
Temporary additions
CVM Rule 371                                30,451         30,451         30,451        30,451
Other temporary additions                  144,675        166,969        187,120       205,472
                                          --------       --------       --------      --------
                                           522,456        305,612        908,580       642,378
                                          ========       ========       ========      ========
Statutory rate                                  25%            25%            25%           25%
                                          --------       --------       --------      --------
Income tax                                 130,614         76,403        227,145       160,595
                                          ========       ========       ========      ========

Negative basis of social contribution      404,346        149,023        642,181       340,263
Temporary additions:
 CVM Rule 371                               30,451         30,451         30,451        30,451
 Other temporary additions                  59,154         82,431         85,528       106,472
                                          --------       --------       --------      --------
                                           493,951        261,905        758,160       477,186
Statutory rate                                   8%             8%             8%            8%
                                          --------       --------       --------      --------
Social contribution                         39,516         20,953         60,653        38,175
                                          ========       ========       ========      ========
Adjustment between statutory rate(8%)
 and realization(9%)                                                        (868)       (1,140)
                                          --------       --------       --------      --------
TOTAL                                      170,130         97,356        286,930       197,630
                                          ========       ========       ========      ========

9.      AFFILIATES AND SUBSIDIARIES

                                                                      PARENT COMPANY        CONSOLIDATED
                                                                    -----------------     -----------------
   COMPANIES                 TRANSACTION                             Jun-02    Mar-02     Mar-02     Jun-02
-----------------    ------------------------------------------     ------     ------     ------     ------
MAGISTRA             Pass-through of costs and mutual contracts         41          -     56,950     54,670
ENERSUL              Pass-through of costs                             710          -          -          -

ESCELSAPAR           Pass-through of costs                               -         47          -          -
CESA                 Pass-through of costs                               -        284          -          -
OTHER AFFILIATED     Pass-through of costs                             611        570        611        809
                                                                    ------     ------     ------     ------
                                                                     1,362        901     57,561     55,479
                                                                    ======     ======     ======     ======

        The Company does not engage in transactions or agreements with related companies under terms or conditions less favorable than would be exercised with third parties. The transactions refer essentially to services rendered/received to/from related companies.

        The consolidated financial statements show primarily the balance of inter-company loans between the parent company MAGISTRA and the subsidiary ESC90, as detailed below, which were made at similar terms to those practiced in the Brazilian financial market.

        1)      Interest rate: TJLP + 4% per annum;
                Maturity: November 2004;
                Balance: R$ 4,989.

        2)      Interest Rate: 100% of CDI;
                Maturity: several dates through December 31, 2002;
--------------------------------------------------------------------------------

[ESCELSA LOGO]                QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2002
--------------------------------------------------------------------------------
                Balance: R$ 51,961.

        MAGISTRA's financial income from subsidiary ESC90 totaling R$4,449 (R$2,764 on 06/30/2001) in the consolidated statement is recorded as other financial income. The guarantees are promissory notes corresponding to 125% of principal.


10.     INVESTMENTS

                                                    PARENT COMPANY             CONSOLIDATED
                                                 ---------------------     ----------------------
                                                  Jun-02       Mar-02       Jun-02       Mar-02
                                                 --------     --------     --------      --------
Equity Investments:
   Stated by the equity method:
      MAGISTRA PARTICIPACOES S.A                  744,805      719,918            -             -
      TV A CABO VITORIA - TVIX S.A                    129          153            -             -
      ESCELSA PARTICIPACOES S.- - ESCELSAPAR        3,032        2,799
                                                 --------     --------     --------      --------
                                                  747,966      722,870            -             -
                                                 --------     --------     --------      --------
Goodwill from investments:
   Goodwill                                             -            -      408,770       408,770
   Discount from new share acquisition                  -            -      (15,152)      (15,152)
   Goodwill amortization                                -            -      (15,907)      (13,277)
                                                 --------     --------     --------      --------
                                                        -            -      377,711       380,341
                                                 --------     --------     --------      --------
Stated at restated cost:
   Others                                              37           37           37            37
                                                 --------     --------     --------      --------
                                                       37           37           37            37
                                                 --------     --------     --------      --------
Projects, studies and other investments             1,833        1,732        1,940         1,852
                                                 --------     --------     --------      --------

TOTAL                                             749,836      724,639      379,688       382,230
                                                 ========     ========     ========      ========

The goodwill recorded by the subsidiary MAGISTRA, generated by the difference between the amount paid and the book value of ENERSUL stocks, acquired in 11/25/1997, is based on the Company's future profitability and is being amortized proportionally to the Company's projected results, during the term of ENERSUL's concession, of thirty years beginning 01/01/1998.

        Additional information about investments stated by the equity adjustment method:

                                          MAGISTRA                               TVIX                            ESCELSAPAR
                                -----------------------------        ---------------------------         ---------------------------
                                   Jun-02            Mar-02             Jun-02           Mar-02            Jun-02           Mar-02
                                -----------       -----------        ------------      ---------         ---------        ----------
Share Class                       Common             Common             Common           Common            Common           Common
Total shares                    473,203,348       473,203,348           1,540            1,540             1,000            1,000
Total shares of Escelsa         473,203,348       473,203,348           1,500            1,500             1,000            1,000
Stake (%)                               100%              100%          97.40%           97.40%              100%             100%
Value of capital stock              668,483           668,483           1,540            1,540             2,203            2,203
Shareholders' equity                744,805           719,918             132              157             3,032            2,799
Net income (loss)                   (14,381)            8,544             (69)             (44)               (3)            (235)
Investment value on June 30         744,805           719,918             129              153             3,032            2,799
Equity adjustment                   (14,381)            8,544             (68)             (41)               (3)            (235)

11.     PROPERTY, PLANT AND EQUIPMENT

                                                    PARENT COMPANY                                        CONSOLIDATED
                                                -----------------------     Annual average rates   --------------------------
                                                Jun-02          Mar-02       of depreciation (%)      Jun-02         Mar-02
                                                ---------     ---------     --------------------   ----------      ----------
IN SERVICE:
   Generation                                     104,507       104,468               2.22%           197,128         196,837
--------------------------------------------------------------------------------
                                       23

[ESCELSA LOGO]                QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2002
--------------------------------------------------------------------------------

   Transmission                                    13,333        13,003               2.86%            13,333          13,003
   Distribution                                 1,020,864     1,010,280               4.34%         1,937,064       1,885,005
   Commercialization                                4,301         4,301               9.26%             7,451           7,264
   Administration                                 111,281       110,973               8.82%           230,595         224,480
                                                ---------     ---------         ----------         ----------      ----------
                                                1,254,286     1,243,025               4.54%         2,385,571       2,326,589
                                                ---------     ---------         ----------         ----------      ----------
(-) Accumulated depreciation
   Generation                                     (61,438)      (60,796)                             (102,276)          (100,954)
   Transmission                                    (6,880)       (6,785)                               (6,880)            (6,785)
   Distribution                                  (368,222)     (359,073)                             (691,874)          (674,561)
   Commercialization                               (2,363)       (2,264)                               (2,690)            (2,448)
   Administration                                 (51,119)      (48,897)                              (94,233)           (89,026)
                                                ---------     ---------                            ----------         ----------
                                                 (490,022)     (477,815)                             (897,953)          (873,774)
                                                ---------     ---------                            ----------         ----------
                                                  764,264       765,210                             1,487,618          1,452,815
                                                ---------     ---------                            ----------         ----------

UNDER CONSTRUCTION:
   Generation                                       4,328         4,243                                88,777             66,347
   Transmission                                       658           799                                   658                799
   Distribution                                    76,161        80,032                               116,933            154,106
   Administration                                  11,255        10,120                                14,440             17,743
                                                ---------     ---------                            ----------         ----------
                                                   92,402        95,194                               220,808            238,995
                                                ---------     ---------                            ----------         ----------
                                                  856,666       860,404                             1,708,426          1,691,810
                                                ---------     ---------                            ----------         ----------
(-)Obligations related to the concession          (94,268)      (92,984)                             (184,647)          (183,329)
                                                ---------     ---------                            ----------         ----------
TOTAL                                             762,398       767,420                             1,523,779          1,508,481
                                                ---------     ---------                            ----------         ----------


Obligations related to the concession is composed by the following balances:

                                        PARENT COMPANY          CONSOLIDATED
                                     -------------------     -------------------
                                      Jun-02      Mar-02     Jun-02      Mar-02
                                     -------     -------     -------     -------
Consumer contributions                63,229      61,943      87,016      85,294
Donations and subsidies               25,794      25,794      90,237      90,639
Federal participation                  5,245       5,247       7,394       7,396
                                     -------     -------     -------     -------
 TOTAL                                94,268      94,984     184,647     183,329
                                     =======     =======     =======     =======

In accordance with General Instruction n(Degree) 36 of the Accounting Standards for Public Electric Utilities and CVM Instruction n(Degree) 193 of July 11, 1996, the following amounts were incorporated into Property, Plant and
Equipment:

                                        PARENT COMPANY                       CONSOLIDATED
                                  -------------------------    --------------------------------------
                                  Distribution      Total       Generation   Distribution     Total
                                  ------------    ---------    ------------ -------------- ----------
Interest on loans and financing       75,075        75,075         6,542       102,329       108,871
(-) Transfer to property, plant
  and equipment                       (1,033)       (1,033)       (5,313)       (3,310)       (8,623)
                                    --------      --------      --------      --------      --------
Net                                   74,042        74,042         1,229        99,019       100,248
                                    ========      ========      ========      ========      ========
Monetary exchange variation..        235,866       235,866         1,920       267,463       269,383
(-)Transfer to property, plant
  and equipment                         (294)         (294)       (1,893)         (693)       (2,586)
                                    --------      --------      --------      --------      --------
Net                                  235,572       235,572            27       266,770       266,797
                                    ========      ========      ========      ========      ========

12.     SUPPLIERS

--------------------------------------------------------------------------------

[ESCELSA LOGO]                QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2002
--------------------------------------------------------------------------------

                                          PARENT COMPANY         CONSOLIDATED
                                       ------------------     ------------------
CURRENT LIABILITIES:                    Jun-02     Mar-02      Jun-02     Mar-02
                                       -------    -------     -------    -------
   Electricity suppliers:
      FURNAS                            29,734     37,677      29,734     37,677
      ITAIPU                            46,853     27,159      60,584     38,236
      TRACTEBEL                              -          -       9,600      9,906
      ELETROSUL                              -          -       1,486      1,169
      MAE                               22,794     41,909      35,073     56,120
      Other                              6,241      6,247       8,744      9,266
                                       -------    -------     -------    -------
                                       105,622    112,992     145,221    152,374
   Materials and service providers       5,542      6,832      11,905     12,894
                                       -------    -------     -------    -------
TOTAL                                  111,164    119,824     157,126    165,268
                                       =======    =======     =======    =======

LONG TERM LIABILITIES:
   Electric Energy Supply:
      Free energy                       68,596     61,239      95,329     84,600
                                       -------    -------     -------    -------
TOTAL                                   68,596     61,239      95,329     84,600
                                       =======    =======     =======    =======

--------------------------------------------------------------------------------

[ESCELSA LOGO]                QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2002
--------------------------------------------------------------------------------

13.     LOANS AND FINANCING

                                                           PARENT COMPANY
------------------------------------------------------------------------------------------------------------------------------------
                                                      Maturity                      Jun-02                         Mar-02
                                             ---------------------------- -----------------------------   --------------------------
                                                                          Interest                        Interest
                                                                             and                             and
                         Average Interest                                   Other                           Other
     DESCRIPTION              Rate                           Period        Charges  Current   Long-Term    Charges Current Long-Term
------------------------------------------------------------------------------------------------------------------------------------
Local Currency:
        ELETROBRAS       5,0% - 7,0%         Monthly     May/99 to Aug/07       -     1,932       4,324        -    1,777      4,775
BNDES                    TJLP plus 3.8%      Monthly     Nov/99 to Oct/10   1,590    27,150     162,713    1,691   60,894    164,883
BNDES-Rationing losses   SELIC plus1,0%      Monthly     Feb/02 to Feb/03       -    28,763           -        -        -          -
Bank Loan                CDI                 Monthly     Oct/01 to Aug/02       -    28,554           -        -    8,300          -
                                                                          -----------------------------   --------------------------
                                                                            1,590    86,399     167,037    1,691   70,971    169,658
                                                                          -----------------------------   --------------------------
Foreign Currency:
        Senior Notes     10.0%               Bullet      Jul/07            56,183         -   1,225,817   20,862        -  1,001,374
                                                                          -----------------------------   --------------------------
TOTAL                                                                      57,773    86,399   1,392,854   22,553   70,971  1,171,032
                                                                          =============================   ==========================


                                                             CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------------
                                                      Maturity                      Jun-02                         Mar-02
                                             ---------------------------- -----------------------------   --------------------------
                                                                          Interest                        Interest
                                                                             and                             and
                         Average Interest                                   Other                           Other
     DESCRIPTION              Rate             TIPO          Period        Charges  Current   Long-Term    Charges Current Long-Term
------------------------------------------------------------------------------------------------------------------------------------
Local Currency:
 ELETROBRAS - ESCELSA    5.0% to 7.0%        Monthly     May/99 to Nov/04       -     1,932       4,324        -    1,777      4,775
 ELETROBRAS - ENERSUL    6.0% to 12.0%       Monthly     May/99 to Aug/07     480    16,954      43,669      384   19,444     45,703
 BNDES - ESCELSA         TJLP plus 3.8%      Monthly     Oct/99 a Oct/10    1,590    27,150     162,713    1,691   60,894    164,883
 BNDES - MAGISTRA        TJLP plus 4.0%      Half-Year   Nov/99 a Nov/04    1,179    38,485      57,727    4,167   38,169     76,339
 BNDES - ENERSUL         TJLP plus 3.85%     Monthly     Jul/99 a Feb/08      247    12,787      59,674      314   12,683     62,356
 BNDES - ENERSUL         TJLP plus 4.00%     Monthly     May/99 a Apr/04        6       916         763        8      908        985
 BNDES-Rationing losses  SELIC plus 1.0%     Monthly     Feb/02 a Feb/03       98    43,903           -      179   20,337          -
 BCO BRASIL - FCO        11.20%              Monthly     Nov/02 a Nov/13      586         -      30,000      363        -     20,000
 Bank Loan               CDI                 Monthly     Jul/02 a Mar/03    1,274   134,156           -    1,277   88,003          -
 FUNDACAO ENERSUL        10%                 Monthly     Nov/02 a Nov/13      109     1,591      16,781      109    1,453     16,958
 Other                   1.35%               Monthly     May/00 a Jun/09      162     1,015       1,537       29   15,073      3,665
                                                                          =============================   ==========================
TOTAL                                                                       5,731   278,889     377,188    8,521  258,741    395,664
                                                                          =============================   ==========================
Foreign Currency:
 SENIOR NOTES            10,0%               Bullet      Jul/07            56,183         -   1,225,817   20,862        -  1,001,374
 BRADESCO(*)             4,90% to 12,00%     (**)        May/01 a Nov/02      119    21,292           -      298   11,565          -
 UNIBANCO(*)             10,85% to 11,40%    (**)        Mar/01 a Apr/04        -         -      14,121      144   11,334     11,535
 EUROPEAN INVEST BANK    LIBOR plus 4,0%     Half-Year   Apr/00 a Mar/09      197         -      46,079      732        -     37,642
                          to 5,0%
 STN-DMLP                LIBOR plus 4,5%     Half-Year   Apr/94 a Apr/24      553     1,213      40,001      914      886     33,225
                          to 8,2%
 BBA FMO(*)              8,90%               Half-Year   Oct/01 a Sep/07      495     3,852      12,711      508    4,328      9,202
 Other                   1,5% to 3,5%        Bullet      Nov/01 a Oct/02      270    37,907           -      220   29,862          -
                                                                          =============================   ==========================
                                                                           57,817    64,264   1,338,729   23,678   57,975  1,092,978
                                                                          =============================   ==========================
                                                                           63,548   343,153   1,715,917   32,199  316,716  1,488,642
                                                                          =============================   ==========================
Long Term Interest
    Banco B.B.A FMO (*)                                                    -         -           -            89        -          -
                                                                          =============================   ==========================
    UNIBANCO (*)                                                            2,085         -           -    1,378        -          -
                                                                            2,085         -           -    1,467        -          -
                                                                          =============================   ==========================

    (*) Financing are hedged against currency fluctuations by swap contracts (**) Loans composed of several notes with the same maturity date
--------------------------------------------------------------------------------

[ESCELSA LOGO]                QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2002
--------------------------------------------------------------------------------

a) The breakdown of loans and financing per currency is as follows:

                                 PARENT COMPANY               CONSOLIDATED
                             -----------------------     -----------------------
                               Jun-02        Mar-02        Jun-02       Mar-02
                             ---------     ---------     ---------     ---------
Local currency                 253,436       240,629       656,077       654,405
Foreign currency             1,225,817     1,001,374     1,402,993     1,150,953
                             ---------     ---------     ---------     ---------
TOTAL                        1,479,253     1,242,003     2,059,070     1,805,358
                             =========     =========     =========     =========

b) The percentage variation of the main indicators used for updating the loans and financing are as follows:

            Currency and Indexes                     Jun-02             Jun-01
---------------------------------------------      ----------         ----------

US$ x R$                                             22.58%              17.87%
IGP-M                                                 3.48%               4.32%
INPC                                                  3.43%               3.81%
TJLP                                                  9.50%               9.25%

c) Maturity of short and long-term installments is as follows:

       Maturity             PARENT COMPANY                         CONSOLIDATED
      -----------  ---------------------------------     ----------------------------------
                                                  Currency
                   ------------------------------------------------------------------------
      Current       Local      Foreign       Total         Local      Foreign       Total
                   -------    ---------    ---------     --------    ---------    ---------
      2002          62,277            -       62,277      219,350       61,786      281,136
      2003          24,122            -       24,122       59,539        2,478       62,017
                   -------    ---------    ---------     --------    ---------    ---------
                    86,399            -       86,399      278,889       64,264      343,153
                   -------    ---------    ---------     --------    ---------    ---------
      Long term
      2003          23,284            -       23,284       57,428       10,394       67,822
      2004          47,247            -       47,247      108,742       29,519      138,261
      2005          49,773            -       49,773       72,010       15,397       87,407
      2006          30,169            -       30,169       53,126       12,672       65,798
      2007           4,764    1,225,817    1,230,581       28,569    1,238,036    1,266,605
      2008           4,274            -        4,274       16,010        6,837       22,847
      2009           4,274            -        4,274       10,890        2,391       13,281
      2010           3,252            -        3,252        9,868        1,825       11,693
      2011               -            -            -        6,616        1,825        8,441
      After 2011         -            -            -       13,929       19,833       33,762
                   -------    ---------    ---------     --------    ---------    ---------
                   167,037    1,225,817    1,392,854      377,188    1,338,729    1,715,917
                   =======    =========    =========     ========    =========    =========
      TOTAL        253,436    1,225,817    1,479,253      656,077    1,402,993    2,059,070
                   =======    =========    =========     ========    =========    =========

14.     PROVISION FOR CONTINGENCIES

                                                        PARENT COMPANY
                        ----------------------------------------------------------------------------
                                       Jun-02                                  Mar-02
                        ------------------------------------     -----------------------------------
                               Provision                               Provision
--------------------    ------------------------    --------     -----------------------    --------
                                                    Escrow       In the                     Escrow
    Contingency         In the Year  Accumulated    Deposits     quarter     Accumulated    Deposits
--------------------    -----------  -----------    --------     -------     -----------    --------
Current liabilities:
   Fiscal
     COFINS                     -       39,382       39,382            -        39,382       39,382
                          -------      -------      -------      -------       -------      -------
TOTAL                           -       39,382       39,382            -        39,382       39,382
                          =======      =======      =======      =======       =======      =======
Long-term:
   Labor claims               916       16,769        9,914         (207)       15,853        9,663
   Civil litigation           659       27,601        6,894          228        26,942        6,539
   Fiscal                   2,241       73,594       49,633        1,927        71,353       47,449
                          -------      -------      -------      -------       -------      -------
TOTAL                       3,816      117,964       66,441        1,948       114,148       63,651
                          =======      =======      =======      =======       =======      =======

--------------------------------------------------------------------------------

[ESCELSA LOGO]                QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2002
--------------------------------------------------------------------------------

                                                         CONSOLIDATED
                        ----------------------------------------------------------------------------
                                       Jun-02                                  Mar-02
                        ------------------------------------     -----------------------------------
                               Provision                               Provision
--------------------    ------------------------    --------     -----------------------    --------
                                                    Escrow                                  Escrow
    Contingency         In the Year  Accumulated    Deposits    In the Year  Accumulated    Deposits
--------------------    -----------  -----------    --------    -----------  -----------    --------
Current liabilities:
   Fiscal
     COFINS                     -       39,382       39,382            -        39,382       39,382
                          -------      -------      -------      -------       -------      -------
TOTAL                           -       39,382       39,382            -        39,382       39,382
                          =======      =======      =======      =======       =======      =======
Long-term:
   Labor claims             1,026       20,543       11,845         (482)       19,517       11,428
   Civil litigation           840       32,157        7,112          219        31,317        6,756
   Fiscal                   4,307       96,085       66,393        3,064        91,778       62,373
                          -------      -------      -------      -------       -------      -------
TOTAL                       6,173      148,785       85,350        2,801       142,612       80,557
                          =======      =======      =======      =======       =======      =======

        Management understands that the provisions recorded are sufficient to cover eventual losses from the ongoing litigation. Based on the opinion of the Company's legal counsel, all litigation for which the probability of a favorable outcome was estimated as remote for the Company was provided for. Furthermore, there are labor, civil and fiscal cases pending in the total amount of R$28,827 , for which the probability of a favorable outcome was estimated as likely and no provisions were recorded on the financial statements.

        COFINS:

        Provided for based on the amounts deposited from May 1996 to July 1999, based on a preliminary injunction obtained in May 1996 by way of a tax immunity claim.

        With the decision by the Supreme Court - STF in July 1999, upholding the constitutionality of COFINS tax on electric energy transactions, the Company converted the deposited amounts, normalizing the taxes payments and reclassified the provision to the current asset. The Company awaits the final judicial decision ruling for a reversion of the deposits and subsequent payment of the amounts provided for.

        Labor contingencies:

        Refer to several labor claims against the Company, which claim payment of overtime, hazards, reintegration, among other items.

        Civil contingencies

        The civil contingencies include suits in which the Company is a defendant, being in most of cases related to moral and material damages claims, among other challenging amounts paid by customers for tariff increases based on DNAEE regulations 38 and 45 of January 27, 1986 and March 4, 1986, respectively, during the Cruzado Plan.

        Fiscal contingencies

        The Company is also a party of a administrative process with the Federal Reserve, pending final decision, for compensation of amounts overpaid related to FINSOCIAL, due to the unconstitutionality of the Decrees - Law n(Degree)s. 2,445 and 2,499.

        There is also a preliminary decision in lower court which guarantees restitution and/or compensation of amounts overpaid related to fines on tax and contributions made spontaneously and untimely. The fines exemption are being requested based on article 138 of the National Tax Code - CTN. Based on its legal counsel, the Company compensated the amounts related to past-due contributions (PIS, COFINS, IRPJ and CSLL), as per Article 66 of Law no. 8,383/91. Conservatively, the Company maintained provisions for amounts corresponding to the above mentioned taxes and contributions.


15.     CAPITAL STOCK AND RESERVES

        In accordance with its by-laws, the Company is authorized to operate with up to R$1,000,000 in capital of which R$153,947 are subscribed and fully paid in. Capital stock as of June 30, 2002, is represented by 4,550,833 common shares, with no par value, with the following equity structure:
--------------------------------------------------------------------------------

[ESCELSA LOGO]                QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2002
--------------------------------------------------------------------------------

                                     Quantity     Shareholders'        % of
       Shareholder                   of shares      quantity      participation
--------------------------------   ------------  --------------  ---------------

IVEN S.A                             2,378,673             1           52.27
GTD PARTICIPACOES S.A                1,137,709             1           25.00
Fundacao Banco Central - CENTRUS       275,678             1            6.06
CINVES                                  66,363             1            1.46
Other                                  692,410           145           15.21
                                     ---------     ---------       ---------
TOTAL                                4,550,833           149          100.00
                                     =========     =========       =========

16.     CHANGES IN SHAREHOLDERS' EQUITY - PARENT COMPANY

                                                                                                                CREDITS
                                                   CAPITAL        CAPITAL       RETAINED                      FOR CAPITAL
                                                    STOCK         RESERVES      EARNINGS         SUBTOTAL       INCREASE     TOTAL
                                                  ----------------------------------------------------------------------------------
BALANCE AS OF DECEMBER 31, 2001                     153,947        574,069              -        728,016         3,387      731,403

Remuneration on construction work in progress                        2,402                         2,402                      2,402
Income for the period                                                            (174,368)      (174,368)                  (174,368)
                                                    -------        -------       --------       --------      --------     --------
BALANCE AS OF JUNE 30, 2002                         153,947        576,471       (174,368)       556,050         3,387      559,437
                                                    =======        =======       ========       ========      ========     ========

17.     INCOME TAX AND SOCIAL CONTRIBUTION

                                                                          PARENT COMPANY
                                                  ------------------------------------------------------------
                                                            Jun-02                         Jun-01
                                                  -----------------------------  -----------------------------
                                                   Income tax     Social Cont.    Income tax      Social Cont.
                                                  ------------  ---------------  ------------   --------------
Income (loss) before taxes                         (251,694)       (251,694)       (134,392)       (134,392)
Statutory rate                                           25%              8%             25%              8%
                                                  ============================================================
                                                    (62,924)        (20,136)        (33,598)        (10,751)
Remuneration on construction work in progress           601             192              75              24
Equity in subsidiaries                                3,613           1,156           1,422             455
Non-deductible provision                              3,201             102           3,649            (207)
Adjustments - tax credits (DIPJ/2001)                (3,302)           (100)         (3,457)            221
                                                  ------------------------------------------------------------
                                                    (58,541)        (18,786)        (31,909)        (10,258)
                                                  ============================================================
Effective rate                                           25%              8%             25%              8%
                                                  ============================================================

18.     PENSION PLANS

        a)  The Company is the sponsor of FUNDACAO ESCELSA DE SEGURIDADE SOCIAL
            - ESCELSOS, a nonprofit organization, whose main purpose is to complement the benefits granted by the official social security to the Company's employees through two benefit packages: A Defined Benefit Plan (Plan I) and a Defined Contribution Plan (PLAN II). These benefit plans are based on mathematical reserves calculated actuarially according to the capitalization policy, which is revised annually.

                                                            PARENT COMPANY
                                                      --------------------------
                                                      Jun-02              Mar-02
                                                      -------            -------
               TECHNICAL RESERVES
               Mathematical reserves:
                 Benefits paid                         75,012             73,862
                 Benefits                              80,641             80,574
                                                      -------            -------
                                                      155,653            154,436
                                                      -------            -------
               TECHNICAL SURPLUS
               Contingency                             21,378             23,061
                                                      -------            -------
               Total                                  177,031            177,497
                                                      =======            =======
--------------------------------------------------------------------------------

[ESCELSA LOGO]           QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2002
--------------------------------------------------------------------------------

        b)  The table below shows the number of participants in each plan:

                                               PLAN I       PLAN II        TOTAL
                                               ------       -------        -----
Contributing participants                         36         1,446         1,482
                                               -----         -----         -----
Receiving participants
Retirees                                         642           106           748
Pension beneficiaries                            103             4           107
                                               -----         -----         -----
                                                 745           110           855
                                               -----         -----         -----
Total                                            781         1,556         2,337
                                               =====         =====         =====

        c) As a sponsor, the Company's monthly contributions are made at the same proportion of the participants of ESCELSOS Foundation, corresponding to the amount established in each plan, limited to 7% of the total payroll. For the first half of 2002, ESCELSA contributed R$1,222 (R$1,209 in the first half of 2001).

        d) Based on the Article 84 of CVM Deliberation n.(Degree)371/2000, at December/2001 the Company calculated the present value of the actuarial obligations related with the unvested benefit,. As a result, the balances as of June 30, 2002 can be shown as follows:

        Obligations related to post-retirement benefits.
                  Current liabilities                    2,420
                  Long term liabilities                 28,032


        e) The actuarial calculations showed that the fair value of the net assets of the pension plan exceeds the present value of the vested and unvested actuarial obligations. However, company's management adopted a conservative position and decided do not record this surplus as a deduction of the unvested actuarial obligations.

19.     FINANCIAL INSTRUMENTS

        As per CVM Instruction n(Degree) 235 of March 23, 1995, established a mechanism for the disclosure of the market value of financial instruments by way of "notes to the financial statements," regardless their recognition or not in the financial statements.

        The Company's business entails the distribution and sale of electric energy for customers within its concession area - the State of Espirito Santo - and therefore significant financial instruments are related to the following transactions:

        o Balances of long-term accounts receivable and accounts payable are related to the extraordinary tariff recovery and therefore are not subject to adjustments to market value;

        o Investments in short term mutual funds and/or fixed income investments are recorded at approximate market value as they are recorded with accrued interest on a pro-rata basis;

        o Equity stakes in other companies are in most cases through shares that are not publicly traded;

        o Loans due by the Company are mainly long-term and, in the most of cases, are, from specific funding sources.

        19.1    Exchange rate and interest rate risks

                The book value of the main financial instruments held by ESCELSA are:

                                           PARENT COMPANY                CONSOLIDATED
                                     ------------------------      ------------------------
                                       Jun-02        Mar-02         Jun-02         Mar-02
                                     ---------      ---------      ---------      ---------
Marketable securities                  214,501        207,672        214,693        207,931

Loans and financing - Long-term      1,392,854      1,171,032      1,715,917      1,488,642

                A portion of the loans and financing in local currency is comprised of financing from government entities ELETROBRAS and BNDES
--------------------------------------------------------------------------------

[ESCELSA LOGO]                QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2002
--------------------------------------------------------------------------------

                As the market interest rate (or opportunity cost of capital) is established by these governmental entities, taking into consideration the risk premium related with the electrical sector's activities and that in the absence of other financing sources or other market options and/or methodology to estimate the market value of such options, in light of the Company's business and specific circumstances of the sector, the market value for this portion comprised of domestic loans shall correspond to their book value, as shall other financial assets and liabilities.

                As mentioned in Note 14, foreign currency financing was obtained (in U.S. dollars), being the indebtedness and earnings significantly impacted by the risk of exchange rate variation of foreign currency. Such risk may cause the Company to incur losses due to unexpected foreign exchange fluctuations, which may increase liabilities denominated in foreign currency.

                Net exposure to the exchange variation of foreign currency risk as of June 30, 2002 is as follows:

                              BOOK VALUE                     FAIR VALUE
                      ---------------------------------------------------------
                        Jun-02         Mar-02            Jun-02        Mar-02
                      ----------     ----------       ----------     ----------
Senior Notes           1,225,817      1,001,374          833,556        911,250
U.S. dollar assets      (214,370)      (207,551)        (214,370)      (207,551)
                      ----------     ----------       ----------     ----------
Net Exposure           1,011,447        793,823          619,186        703,699
                      ==========     ==========       ==========     ==========

                The method used to determine the fair value of the Senior Notes obligation was their average market price as per the security's trading activity at the end of each fiscal period (source:
                Report edited in the USA by Morgan Stanley Team Witter, showing the market price of transactions negotiated in New York.) and, for U.S. dollar assets, the market price of the contracts at the end of the fiscal period was utilized, which is equal to the book value.

                Additionally, the Company hedged part of its currency fluctuations exposure by using swap contracts. The operations' parameters and amounts are described above:

                                Date                             Parameters (rates %)
 Financial          -------------------------                    --------------------
Institution         Transaction      Maturity        Amount       Banks      ESCELSA       Income
-----------         -----------      --------        ------       -----      -------       ------
Banco Pactual         28/03/02       14/01/03         19.38       4,32         1,04        3.617
Banco do Brasil       28/03/02       12/07/02         19.03       4,32         1,04        3.718
                                                                                           -----
                                                                                           7.335
                                                                                           =====

                On a consolidated basis, loans and obligations held by companies within the ESCELSA Group were made at rates and terms generally practiced in the domestic and international markets to fund investments in the electric energy sector in its concession areas as a public utility.

                The subsidiaries MAGISTRA and ENERSUL maintain liabilities in foreign currency (US$). To reduce foreign exchange related risk, swap instruments are being used to hedge a portion of these obligations, as mentioned in Note 13. Indexes used in these instruments are the IGP-M plus interest rates of 11.70% to 12.01% per annum and CDI plus 0.95%- 2.33% per annum.

                Considering the Real devaluation during the period, the hedging instruments generated a gain of R$9,025, recorded monetary variation in the financial statements, as follows:

                                                   AMOUNT
                                          --------------------------
                       LIABILITY          BOOK VALUE      SWAP VALUE     GAIN
                -----------------------   ----------      ----------     ----

                Loans and Financing         93,645           84,520      9,025

                For the remaining contracts, given the specific nature of these transactions and the inability to determine the market value for this type of financial instrument, Companies' management, taking into consideration the risk to the company, the strategy and debt management practices adopted, estimates that the market values of the instruments are equal or approximates to their book value.

        19.2    Credit Risk

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

[ESCELSA LOGO]                QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2002
--------------------------------------------------------------------------------


                As to the credit risk, there is a possibility that the Company will incur losses resulting from its customers default. To mitigate against this risk, the Company has the right to interrupt the supply of electric energy in the event that a customer fails in paying bills within the time-periods defined by legislation and specific regulations. A provision for doubtful accounts is established in an amount deemed sufficient by management to cover potential accounts receivable risks.

20.     EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

        These financial statements are presented on the basis of accounting principles set forth by the Brazilian corporate law. Certain accounting practices followed by the Company and its subsidiaries that conform to generally accepted accounting principles in Brazil may not conform with generally accepted accounting principles in other countries.

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